UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

1 AZUL S.A Publicly Held Company CNPJ/MF No. 09.305.994/0001-29 NIRE 35.300.361.130 NOTICE TO SHAREHOLDERS Proof of Claim under Chapter 11 proceedings Azul S.A. (“Azul” or “Company”) hereby informs its shareholders and the market in general that, as an ordinary part of the Chapter 11 process, the United States Bankruptcy Court has established September 15th, 2025, before 5:00 p.m. (prevailing Eastern Time), as the deadline for eligible creditors to file proofs of claim form, commonly referred as the Bar Date under Chapter 11 proceedings. For additional information, refer to Exhibits I to III to this Notice to Shareholders. Barueri, August 6, 2025 Alexandre Wagner Malfitani Finance Vice President Officer and Investor Relations Officer 2 Exhibit I [Continued on the next page] Dear Valued Stakeholder, As we have previously shared, on May 28, 2025, Azul initiated a Chapter 11 process in the United States to position the Company for a stronger future. This financial restructuring process is expected to strengthen the Company’s balance sheet and position the business for a more sustainable future. Azul has reached an important milestone in its restructuring. As an ordinary part of the Chapter 11 process, the U.S. Bankruptcy Court has established September 15, before 5pm ET, as the deadline by which certain creditors must file a proof of claim form (commonly referred to as the Bar Date). In this mailing, you will find the official Bar Date Notice, which provides additional detail on who must submit a proof of claim and the process for doing so. The proof of claim form should outline, among other things, how much a stakeholder believes they are owed by Azul prior to our Chapter 11 filing and must be submitted to the Court. As the case progresses, you may continue to receive notices regarding certain case updates. While not every notice will require action on your part, we advise that you review the enclosed materials to ensure you understand your rights. Please know Azul is continuing to operate in the normal course and is continuing to fly and accept bookings as usual. We remain committed to connecting communities across Brazil and to meeting our go-forward obligations to our stakeholders. If you have any questions, please reach out to your usual company contact. You can also contact our claims agent, Stretto, by emailing AzulInquiries@stretto.com, calling (833) 888-8055 (for toll-free United States calls) or (949) 556-3896 (for tolled international calls), or visiting https://cases.stretto.com/Azul. You can also visit our dedicated website at www.azulmaisforte.com.br for additional information. We look forward to emerging from this process as a stronger, more sustainable airline for the long term. Thank you for your support, Azul 3 Exhibit II [Continued on the next page] UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK In re: AZUL S.A., et al., Debtors.1 Chapter 11 Case No. 25-11176 (SHL) (Jointly Administered) NOTICE OF BAR DATES FOR FILING PROOFS OF CLAIM AGAINST THE DEBTORS On May 28, 2025 (collectively, the “Petition Date”), the following debtors (the “Debtors”) filed voluntary chapter 11 petitions in the United States Bankruptcy Court for the Southern District of New York (the “Court”): Debtors Case No. Azul S.A. 25-11176 (SHL) Azul Linhas Aéreas Brasileiras S.A. 25-11175 (SHL) IntelAzul S.A. 25-11177 (SHL) ATS Viagens E Turismo Ltda 25-11178 (SHL) Azul Secured Finance II LLP 25-11181 (SHL) Azul Secured Finance LLP 25-11189 (SHL) Canela Investments LLC 25-11191 (SHL) Azul Investments LLP 25-11190 (SHL) Azul Finance LLC 25-11192 (SHL) Azul Finance 2 LLC 25-11194 (SHL) Blue Sabia LLC 25-11195 (SHL) Azul SOL LLC 25-11188 (SHL) Azul Saira LLC 25-11187 (SHL) Azul Conecta LTDA 25-11186 (SHL) Cruzeiro Participações S.A. 25-11185 (SHL) 1 The debtors and debtors in possession in the chapter 11 cases, along with the last four digits of their respective tax, employer identification, or Delaware file numbers (as applicable), are as follows: Azul S.A. (CNPJ: 5.994); Azul Linhas Aéreas Brasileiras S.A. (CNPJ: 6.295); IntelAzul S.A. (CNPJ: 8.624); ATS Viagens e Turismo Ltda. (CNPJ: 3.213); Azul Secured Finance II LLP (EIN: 2619); Azul Secured Finance LLP (EIN: 9978); Canela Investments (EIN: 4987); Azul Investments LLP (EIN: 2977); Azul Finance LLC (EIN: 2283); Azul Finance 2 LLC (EIN: 4898); Blue Sabia LLC (EIN: 4187); Azul SOL LLC (EIN: 0525); Azul Saira LLC (EIN: 8801); Azul Conecta Ltda. (CNPJ: 3.318); Cruzeiro Participações S.A. (CNPJ: 7.497); ATSVP – Viagens Portugal, Unipessoal LDA. (NIF: 2968); Azul IP Cayman Holdco Ltd. (N/A); Azul IP Cayman Ltd. (N/A); Canela Turbo Three LLC (EIN: 4043); and Canela 336 LLC (Del. File No.: 6717). The Debtors’ corporate headquarters is located at Avenida Marcos Penteado de Ulhôa Rodrigues, nº 939, 8º floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, 06460-040, Barueri, São Paulo, Brazil. CUSIP: 00501U106 / ISIN: US05501U1060 ATSVP – Viagens Portugal, Unipessoal LDA 25-11184 (SHL) Azul IP Cayman Holdco Ltd 25-11183 ISHL) Azul IP Cayman Ltd 25-11182 (SHL) Canela Turbo Three LLC 25-11179 (SHL) Canela 336 LLC 25-11180 (SHL) On July 30, 2025, the Court entered an order (the “Bar Date Order”)2 establishing the following deadlines for filing certain prepetition claims and administrative expense claims in the Debtors’ Chapter 11 Cases: (a) September 15, 2025 at 5:00 p.m.3 as the deadline (the “General Bar Date”) to file a proof of claim in respect of any prepetition claim against any Debtor, including any secured claim, unsecured claim, priority claim, or claim asserted under section 503(b)(9) of the Bankruptcy Code for goods delivered and received by any Debtor within the 20 day time period prior to the Petition Date, unless otherwise provided in the Bar Date Order. (b) November 24, 2025, as the deadline (the “Government Bar Date”) by which a governmental unit may file a proof of claim in respect of a prepetition claim against any Debtor; (c) the later of (i) the General Bar Date or the Government Bar Date (only if applicable) and (ii) 5:00 p.m. on the date that is 30 days after the later of (A) the date of the entry of an order approving rejection of an executory contract or unexpired lease of the Debtors, and (B) the effective date of rejection of an executory contract or unexpired lease of the Debtors as the deadline for an entity asserting a claim for damages against any Debtor arising from such rejection to file a proof of claim on account of such damages; and (d) the later of (i) the General Bar Date or the Government Bar Date (only if applicable) and (ii) 5:00 p.m. on the date that is 30 days following service of notice of an amendment to the Debtors’ schedules of assets and liabilities (the “Schedules”) as the deadline for an entity whose claim is affected by such amendment to file, amend, or supplement a proof of claim with respect to such claim, provided that any amendment to the Schedules to include intercompany amounts owed among the Debtor entities shall not extend the Bar Dates. 1. Consult the Bar Date Order for Details on Who Must File a Claim. Except as otherwise set forth in the Bar Date Order, the following persons or entities asserting claims against the Debtors arising, or deemed to arise, before the Petition Date are required to file proofs of claim by the applicable Bar Date (regardless of whether such claims are secured or unsecured, priority or nonpriority, or otherwise) if such persons or entities wish to be treated as creditors with respect to such claims for the purposes of voting and distribution in these cases: a. any person or entity whose claim is not listed on the applicable Debtor’s Schedules; 2 Capitalized terms not defined herein shall have the meanings ascribed to them in the Bar Date Order. 3 All times herein are expressed in prevailing Eastern Time. b. any person or entity whose claim is listed on the applicable Debtor’s Schedules as contingent, unliquidated, or disputed; c. any person or entity whose claim is improperly classified on the applicable Debtor’s Schedules or is listed in an incorrect amount and who desires to have its claim allowed in a different classification or amount than identified in the applicable Schedules; d. any person or entity whose claim is identified on the incorrect Debtor’s Schedules, or not identified on the Schedules of all Debtors against whom the entity desires to, and has a basis to, assert such claim; e. any person or entity who believes that its claim against a Debtor is or may be entitled to priority under section 503(b)(9) of the Bankruptcy Code for goods delivered and received by any Debtor within 20 days of the Petition Date; f. any person or entity who asserts a claim arising from the rejection of an executory contract or unexpired lease of a Debtor and has not previously filed any such claim; g. any person or entity who asserts a claim against a Debtor arising from or relating to the purchase or sale of any security of the Debtors, including any equity security; and h. any Non-Brazilian Litigation Claimants. Instructions for Filing Proofs of Claim for Prepetition Claims. Any person or entity asserting a prepetition claim against the Debtors MUST abide by the following procedures and requirements in preparing and filing proofs of claim: (i) proofs of claim must be (a) submitted on the enclosed claim form or Official Form B410 and (b) written in English and/or Portuguese, denominated in U.S. dollars (using the exchange rate, if applicable as of the Petition Date)4, specify the name and case number of the Debtor against whom the claim is asserted, set forth the legal and factual bases for the claim, include supporting documentation or an explanation for why supporting documentation is not available, and be signed under penalty of perjury by the claimant or the claimant’s attorney or authorized agent; provided, that, any person or entity who is a counterparty to an aircraft or engine lease agreement with the Debtors shall not need to file copies of the relevant lease agreement nor any associated lease documents with its proof(s) of claim;5 and (ii) if the claimant asserts a claim or claims against more than one Debtor, the claimant must file a separate proof of claim against each applicable Debtor. Your proof of claim form must not contain complete social security numbers or taxpayer identification numbers (only the last four digits), a complete birth date (only the 4 The Debtors will convert the asserted amount of any claim denominated in Brazilian Real to U.S. dollars based upon the applicable conversion rate as of the Petition Date. 5 Any such person or entity shall provide copies of the relevant lease agreement and any associated documents to the Debtors upon request. year), the name of a minor (only the minor’s initials) or a financial account number (only the last four digits of such financial account). A proof of claim may be filed electronically at https://cases.stretto.com/azul using the interface available after clicking the link entitled “File a Claim (Apresentar uma Reclamação).” If filed by hardcopy, an original, signed copy of the proof of claim must be sent to: By US Mail or other hand delivery system: Azul S.A., et al. Claims Processing c/o Stretto 410 Exchange, Suite 100 Irvine, CA 92602 A claim must be submitted so as to be actually received on or before the applicable Bar Date. Proofs of claim sent by means other than as described above will not be accepted. Consequences of Failing to Timely File Your Claim. ABSENT FURTHER ORDER OF THE COURT, ANY HOLDER OF A CLAIM THAT IS NOT EXEMPTED FROM THE REQUIREMENTS OF THE ORDER, AS SET FORTH ABOVE, AND THAT FAILS TO TIMELY FILE A PROOF OF CLAIM IN THE APPROPRIATE FORM BY THE APPLICABLE BAR DATE AS DESCRIBED IN THIS NOTICE SHALL NOT BE TREATED AS A CREDITOR WITH RESPECT TO SUCH CLAIM FOR THE PURPOSES OF VOTING AND DISTRIBUTION. THE FACT THAT YOU HAVE RECEIVED THIS NOTICE DOES NOT MEAN THAT YOU HAVE A CLAIM OR THE DEBTORS BELIEVE YOU HAVE A CLAIM. Additional Information. Copies of the Debtors’ Schedules, the Bar Date Order, and certain other pleadings, orders, and notices, and other information regarding the Chapter 11 Cases are available for inspection free of charge on the Debtors’ website at https://cases.stretto.com/azul. Filings in the Chapter 11 Cases are also available at the Court’s website at http://www.nysb.uscourts.gov. A login identification and password to the Court’s Public Access to Court Electronic Records (“PACER”) are required to access this information and can be obtained through the PACER Service Center at https://www.pacer.gov. If you have any questions relating to this notice, please contact the Debtors’ Claims and Noticing Agent, Stretto, Inc., at 833-888-8055 (toll-free); 949-556-3896 (International); or at https://cases.stretto.com/Azul. Nothing contained in this Notice is intended to or should be construed as a waiver of the Debtors’ right to: (a) dispute, or assert offsets or defenses against, any claim as to the nature, amount, liability, or classification thereof; (b) subsequently designate any claim as disputed, contingent, or unliquidated; and (c) otherwise amend or supplement the Schedules. [Remainder of page left intentionally blank] Dated: July 30, 2025 New York, New York DAVIS POLK & WARDWELL LLP /s/ Timothy Graulich____________ 450 Lexington Avenue New York, NY 10017 Tel.: (212) 450-4000 Marshall S. Huebner Timothy Graulich Joshua Y. Sturm Jarret Erickson Richard J. Steinberg Counsel to the Debtors and Debtors in Possession 4 Exhibit III [Continued on the next page] Modified Form 410 Proof of Claim page 1 Modified Form 410 Proof of Claim Read the instructions before filling out this form. This form is for making a claim for payment in a bankruptcy case. With the exception of administrative expenses arising under 11 U.S.C. §503(b)(9), do not use this form to make a request for payment of an administrative expense. Make such a request according to 11 U.S.C. § 503. Filers must leave out or redact information that is entitled to privacy on this form or on any attached documents. Attach redacted copies of any documents that support the claim, such as promissory notes, purchase orders, invoices, itemized statements of running accounts, contracts, judgments, mortgages, and security agreements. Do not send original documents; they may be destroyed after scanning. If the documents are not available, explain in an attachment. A person who files a fraudulent claim could be fined up to $500,000, imprisoned for up to 5 years, or both. 18 U.S.C. §§ 152, 157, and 3571. Fill in all the information about the claim as of the date the case was filed. That date is on the notice of bankruptcy (Form 309) that you received. Part 1: Identify the Claim 1. Who is the current creditor? ___________________________________________________________________________________________________________ Name of the current creditor (the person or entity to be paid for this claim) Other names the creditor used with the debtor ________________________________________________________________________ 2. Has this claim been acquired from someone else? No Yes. From whom? ______________________________________________________________________________________________________ 3. Where should notices and payments to the creditor be sent? Federal Rule of Bankruptcy Procedure (FRBP) 2002(g) Where should notices to the creditor be sent? Where should payments to the creditor be sent? (if different) _____________________________________________________ Name ______________________________________________________ Number Street ______________________________________________________ City State ZIP Code Contact phone ________________________ Contact email ________________________ _____________________________________________________ Name ______________________________________________________ Number Street ______________________________________________________ City State ZIP Code Contact phone ________________________ Contact email ________________________ Uniform claim identifier (if you use one): __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ 4. Does this claim amend one already filed? No Yes. Claim number on court claims registry (if known) ________ Filed on ________________________ MM / DD / YYYY 5. Do you know if anyone else has filed a proof of claim for this claim? No Yes. Who made the earlier filing? _____________________________ Fill in this information to identify the case: Name of Debtor & Case Number: United States Bankruptcy Court for the Southern District of New York Azul S.A. (25-11176) Azul Linhas Aéreas Brasileiras S.A. (25-11175) IntelAzul S.A. (25-11177) ATS Viagens e Turismo Ltda. (25-11178) Canela Turbo Three LLC (25-11179) Canela 336 LLC Chapter 11 (25-11180) Azul Secured Finance II LLP (25-11181) Azul IP Cayman Ltd. (25-11182) Azul IP Cayman Holdco Ltd. (25-11183) ATSVP – Viagens Portugal, Unipessoal LDA (25-11184) Cruzeiro Participações S.A. (25-11185) Azul Conecta Ltda (25-11186) Azul Saira LLC (25-11187) Azul SOL LLC (25-11188) Azul Secured Finance LLP (25-11189) Azul Investments LLP (25-11190) Canela Investments (25-11191) Azul Finance LLC (25-11192) Azul Finance 2 LLC (25-11194) Blue Sabia LLC (25-11195) Modified Form 410 Proof of Claim page 2 Part 2: Give Information About the Claim as of the Date the Case Was Filed 6. Do you have any number you use to identify the debtor? No Yes. Last 4 digits of the debtor’s account or any number you use to identify the debtor: ____ ____ ____ ____ 7. How much is the claim? $_____________________________. Does this amount include interest or other charges? No Yes. Attach statement itemizing interest, fees, expenses, or other charges required by Bankruptcy Rule 3001(c)(2)(A). 8. What is the basis of the claim? Examples: Goods sold, money loaned, lease, services performed, personal injury or wrongful death, or credit card. Attach redacted copies of any documents supporting the claim required by Bankruptcy Rule 3001(c). Limit disclosing information that is entitled to privacy, such as health care information. ______________________________________________________________________________ 9. Is all or part of the claim secured? No Yes. The claim is secured by a lien on property. Nature of property: Real estate. If the claim is secured by the debtor’s principal residence, file a Mortgage Proof of Claim Attachment (Official Form 410-A) with this Proof of Claim. Motor vehicle Other. Describe: _____________________________________________________________ Basis for perfection: _____________________________________________________________ Attach redacted copies of documents, if any, that show evidence of perfection of a security interest (for example, a mortgage, lien, certificate of title, financing statement, or other document that shows the lien has been filed or recorded.) Value of property: $__________________ Amount of the claim that is secured: $__________________ Amount of the claim that is unsecured: $__________________ (The sum of the secured and unsecured amounts should match the amount in line 7.) Amount necessary to cure any default as of the date of the petition: $____________________ Annual Interest Rate (when case was filed)_______% Fixed Variable 10. Is this claim based on a lease? No Yes. Amount necessary to cure any default as of the date of the petition. $____________________ 11. Is this claim subject to a right of setoff? No Yes. Identify the property: ___________________________________________________________________ Modified Form 410 Proof of Claim page 3 12. Is all or part of the claim entitled to priority under 11 U.S.C. § 507(a)? A claim may be partly priority and partly nonpriority. For example, in some categories, the law limits the amount entitled to priority. Amount entitled to priority $____________________ $____________________ $____________________ $____________________ $____________________ No Yes. Check one: Domestic support obligations (including alimony and child support) under 11 U.S.C. § 507(a)(1)(A) or (a)(1)(B). Up to $ * of deposits toward purchase, lease, or rental of property or services for�� personal, family, or household use. 11 U.S.C. § 507(a)(7). Wages, salaries, or commissions (up to $1 ,����*) earned within 180 days before the�� bankruptcy petition is filed or the debtor’s business ends, whichever is earlier. 11 U.S.C. § 507(a)(4). Taxes or penalties owed to governmental units. 11 U.S.C. § 507(a)(8). Contributions to an employee benefit plan. 11 U.S.C. § 507(a)(5). Other. Specify subsection of 11 U.S.C. § 507(a)(__) that applies. $____________________ *�� Amounts are subject to adjustment on 4/01/ and every 3 years after that for cases begun on or after the date of adjustment. Part 3: Sign Below The person completing this proof of claim must sign and date it. FRBP 9011(b). If you file this claim electronically, FRBP 5005(a)() authorizes courts to establish local rules specifying what a signature is. A person who files a fraudulent claim could be fined up to $500,000, imprisoned for up to 5 years, or both. 18 U.S.C. §§ 152, 157, and 3571. Check the appropriate box: I am the creditor. I am the creditor’s attorney or authorized agent. I am the trustee, or the debtor, or their authorized agent. Bankruptcy Rule 3004. I am a guarantor, surety, endorser, or other codebtor. Bankruptcy Rule 3005. I understand that an authorized signature on this Proof of Claim serves as an acknowledgment that when calculating the amount of the claim, the creditor gave the debtor credit for any payments received toward the debt. I have examined the information in this Proof of Claim and have a reasonable belief that the information is true and correct. I declare under penalty of perjury that the foregoing is true and correct. Executed on date _________________ MM / DD / YYYY ��________________________________________________________________________ Signature Print the name of the person who is completing and signing this claim: Name _______________________________________________________________________________________________ First name Middle name Last name Title _______________________________________________________________________________________________ Company _______________________________________________________________________________________________ Identify the corporate servicer as the company if the authorized agent is a servicer. Address _______________________________________________________________________________________________ Number Street _______________________________________________________________________________________________ City State ZIP Code Contact phone _____________________________ Email ____________________________________$_____________________ No Yes. Indicate the amount of your claim arising from the value of any goods received by the Debtor within twenty (20) days before the date of commencement of the above case, in which the goods have been sold to the Debtor in the ordinary course of such Debtor’s business. Attach documentation supporting such claim. 13. Is all or part of the claim entitled to administrative priority pursuant to 11 U.S.C. § 503(b)(9)? Official Form 410 Instructions for Proof of Claim United States Bankruptcy Court 12/24 These instructions and definitions generally explain the law. In certain circumstances, such as bankruptcy cases that debtors do not file voluntarily, exceptions to these general rules may apply. You should consider obtaining the advice of an attorney, especially if you are unfamiliar with the bankruptcy process and privacy regulations. How to fill out this form Fill in all of the information about the claim as of the date the case was filed. Fill in the caption at the top of the form. If the claim has been acquired from someone else, then state the identity of the last party who owned the claim or was the holder of the claim and who transferred it to you before the initial claim was filed. Attach any supporting documents to this form. Attach redacted copies of any documents that show that the debt exists, a lien secures the debt, or both. (See the definition of redaction on the next page.) Also attach redacted copies of any documents that show perfection of any security interest or any assignments or transfers of the debt. In addition to the documents, a summary may be added. Federal Rule of Bankruptcy Procedure (called “Bankruptcy Rule”) 3001(c) and (d). Do not attach original documents because attachments may be destroyed after scanning. If the claim is based on delivering health care goods or services, do not disclose confidential health care information. Leave out or redact confidential information both in the claim and in the attached documents. A Proof of Claim form and any attached documents must show only the last 4 digits of any social security number, individual’s tax identification number, or financial account number, and only the year of any person’s date of birth. See Bankruptcy Rule 9037. For a minor child, fill in only the child’s initials and the full name and address of the child’s parent or guardian. For example, write A.B., a minor child (John Doe, parent, 123 Main St., City, State). See Bankruptcy Rule 9037. Confirmation that the claim has been filed To receive confirmation that the claim has been filed, either enclose a stamped self-addressed envelope and a copy of this form or go to https://cases.stretto.com/azul/claims/ Understand the terms used in this form Administrative expense: Generally, an expense that arises after a bankruptcy case is filed in connection with operating, liquidating, or distributing the bankruptcy estate. 11 U.S.C. § 503. Claim: A creditor’s right to receive payment for a debt that the debtor owed on the date the debtor filed for bankruptcy. 11 U.S.C. §101 (5). A claim may be secured or unsecured. A person who files a fraudulent claim could be fined up to $500,000, imprisoned for up to 5 years, or both. 18 U.S.C. §§ 152, 157 and 3571. Secured claim under 11 U.S.C. §506(a): A claim backed by a lien on particular property of the debtor. A claim is secured to the extent that a creditor has the right to be paid from the property before other creditors are paid. The amount of a secured claim usually cannot be more than the value of the particular property on which the creditor has a lien. Any amount owed to a creditor that is more than the value of the property normally may be an unsecured claim. But exceptions exist; for example, see 11 U.S.C. § 1322(b) and the final sentence of 1325(a). Examples of liens on property include a mortgage on real estate or a security interest in a car. A lien may be voluntarily granted by a debtor or may be obtained through a court proceeding. In some states, a court judgment may be a lien. Setoff: Occurs when a creditor pays itself with money belonging to the debtor that it is holding, or by canceling a debt it owes to the debtor. Uniform claim identifier: An optional 24-character identifier that some creditors use to facilitate payment. Unsecured claim: A claim that does not meet the requirements of a secured claim. A claim may be unsecured in part to the extent that the amount of the claim is more than the value of the property on which a creditor has a lien. Offers to purchase a claim Certain entities purchase claims for an amount that is less than the face value of the claims. These entities may contact creditors offering to purchase their claims. Some written communications from these entities may easily be confused with official court documentation or communications from the debtor. These entities do not represent the bankruptcy court, the bankruptcy trustee, or the debtor. A creditor has no obligation to sell its claim. However, if a creditor decides to sell its claim, any transfer of that claim is subject to Bankruptcy Rule 3001(e), any provisions of the Bankruptcy Code (11 U.S.C. § 101 et seq.) that apply, and any orders of the bankruptcy court that apply. Claim Pursuant to 11 U.S.C. §503(b)(9): A claim arising from the value of any goods received by the Debtor within 20 days before the date of commencement of the above case, in which the goods have been sold to the Debtor in the ordinary course of the Debtor's business. Attach documentation supporting such claim. Creditor: A person, corporation, or other entity to whom a debtor owes a debt that was incurred on or before the date the debtor filed for bankruptcy. 11 U.S.C. §101 (10). Debtor: A person, corporation, or other entity who is in bankruptcy. Use the debtor’s name and case number as shown in the bankruptcy notice you received. 11 U.S.C. § 101 (13). Evidence of perfection: Evidence of perfection of a security interest may include documents showing that a security interest has been filed or recorded, such as a mortgage, lien, certificate of title, or financing statement. Information that is entitled to privacy: A Proof of Claim form and any attached documents must show only the last 4 digits of any social security number, an individual’s tax identification number, or a financial account number, only the initials of a minor’s name, and only the year of any person’s date of birth. If a claim is based on delivering health care goods or services, limit the disclosure of the goods or services to avoid embarrassment or disclosure of confidential health care information. You may later be required to give more information if the trustee or someone else in interest objects to the claim. Priority claim: A claim within a category of unsecured claims that is entitled to priority under 11 U.S.C. §507(a). These claims are paid from the available money or property in a bankruptcy case before other unsecured claims are paid. Common priority unsecured claims include alimony, child support, taxes, and certain unpaid wages. Proof of claim: A form that shows the amount of debt the debtor owed to a creditor on the date of the bankruptcy filing. The form must be filed in the district where the case is pending. Redaction of information: Masking, editing out, or deleting certain information to protect privacy. Filers must redact or leave out information entitled to privacy on the Proof of Claim form and any attached documents. Do not file these instructions with your form.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 6, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer